EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

02055831

October 31, 2002

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

/lb
Enclosures

dlw 11/18

United States Sec Filing
October 31, 2002

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. Correspondence with B.C. Securities Commission

1. Form 45-102F2 – Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities.

2. BC Form 53-901F – Material Change Report

B. News Releases

1. Emgold Mining Corporation closes 400,000 brokered private placement.

EMGOLD MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

October 3, 2002

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

EMGOLD MINING CORPORATION – CLOSES $400,000 BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce the closing of a brokered private placement of 1,600,000 units at a price of $0.25 per unit, for gross proceeds of $400,000. Each Unit is comprised of one common share in the capital of Emgold and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share of Emgold for a period of one year from closing, at an exercise price of $0.30.

In consideration of introducing the Company to subscribers, the Company paid the Agent, Canaccord Capital Corporation ("Canaccord") a cash commission of 9% and an administration fee. Canaccord has also received 20% non-transferable Agent's Warrants exercisable for a period of one year from closing at an exercise price of $0.30. Canaccord has been granted a right of first refusal to provide any brokered financing for a period of one year from the date of closing.

The private placement closed in two tranches: 800,000 units on September 20, 2002, and 800,000 units on September 27, 2002. All shares, warrants, Agent's Warrants and any shares issued upon exercise of the warrants or Agent's Warrants with respect to the September 20, 2002 closing are subject to a four month hold period expiring January21, 2002 and may not be traded except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange. All shares, warrants, Agent's Warrants and any shares issued upon exercise of the warrants or Agent's Warrants with respect to the September 27, 2002 closing are subject to a four month hold period expiring January 28, 2002 and may not be traded except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

The Company received final acceptance for the financing from the TSX Venture Exchange on October 1, 2002.

The net proceeds from the private placement will be used for the further development of the Idaho-Maryland Gold Property in Grass Valley, California including mobilization of the project team; preparation of a Scoping Study; discharge of payables related to ongoing operating costs including administrative costs, property payments, legal, accounting and audit; general corporate purposes and for working capital. Emgold, through its subsidiary Emperor Gold will be opening an office in Grass Valley to facilitate the further development of the property and initiate the preparation of

applications to obtain all necessary permits to reopen the mine to operate at up to 1,200 tons per day.

Emgold has awarded the preparation of a Scoping Study to AMEC E&C Services Limited, a recognized world leader of specialized environmental, technical and construction services. The AMEC Mining and Metals Consulting group in Vancouver will provide the geological, mining, engineering and construction expertise with environmental assistance from AMEC's San Rafael, California office. The Scoping Study will consist of the preparation of a NI 43-101 Technical Report, a review of the status of existing permits, the determination of future permitting requirements, preparation of a development plan to conduct underground exploration and development programs, and establishing the necessary strategy to put the Idaho-Maryland Mine back into safe, profitable and timely production.

William J. Witte, P. Eng.
President and CEO

For further information please contact:
Investor Relations at LMC Management Services
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Emgold Mining Coporation. (the "Company") has distributed securities under a provision listed in Appendix E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 8, 2002, of 50,000 common shares , the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 3rd day of October 2002.

Emgold Mining Corporation

By: "Shannon Ross"
Shannon Ross, Secretary

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Emgold Mining Corporation
1400, 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

October 1, 2002

Item 3. **Press Release**

Issued October 3rd, 2002, and distributed throught he facilities of the TSX Venture Exchange, Market News Publishing and Canada Stockwatch.

Item 4. **Summary of Material Change**

Company closes $400,000 brokered private placement.

Item 5. **Full Description of Material Change**

See attached press release

Item 6. **Reliance on Section 85(2) of the Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed which have been omitted.

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

William J. Witte
President and CEO
1400, 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

October 3rd, 2002
Date

"Shannon M. Ross" (signed)
Signature

Shannon M. Ross
Name

Secretary and Chief Financial Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.